UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number 1-10684

International Game Technology

(Exact name of registrant as specified in its charter)

9295 Prototype Drive, Reno, Nevada 89521 — (775) 448-7777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.375% Senior Notes due 2009

(Title of each class of securities covered by this Form)

Common Stock, $.00015625 par value per share
Zero-Coupon Convertible Debentures due 2033

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934, International Game Technology has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 16, 2004	By:	/s/ Maureen T. Mullarkey
Maureen T. Mullarkey
Chief Financial Officer